UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 33586 / August 9, 2019

_____

In the Matter of   :
                                                                        :
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK   :
RELIASTAR NY SEPARATE ACCOUNT NY-B   :
VOYA INSURANCE AND ANNUITY COMPANY   :
SEPARATE ACCOUNT B OF VOYA INSURANCE   :
SEPARATE ACCOUNT EQ OF VOYA INSURANCE   :
SEPARATE ACCOUNT U OF VOYA INSURANCE   :
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY   :
VOYA RETIREMENT VARIABLE ANNUITY ACCOUNT B   :
VOYA RETIREMENT VARIABLE ANNUITY ACCOUNT I   :
                                                                        :
One Orange Way, C2N   :
Windsor, CT 06095   :
                                                                        :
(812-14856)   :
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ORDER UNDER SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940
("ACT")

ReliaStar Life Insurance Company of New York ("ReliaStar NY"), Voya Insurance and Annuity Company ("Voya Insurance"), and Voya Retirement Insurance and Annuity Company ("Voya Retirement") (each a "Company" and together, the "Companies"), ReliaStar NY Separate Account NY-B, Separate Account B of Voya Insurance , Separate Account EQ of Voya Insurance, Separate Account U of Voya Insurance, Voya Retirement Variable Annuity Account B, and Voya Retirement Variable Annuity Account I (each, an "Account" and together, the "Accounts"). The Companies and the Accounts are collectively referred to herein as the "Applicants." The Applicants filed an application on December 21, 2017, and an amended and restated application on October 31, 2018, and March 15, 2019. The Applicants requested an order pursuant to section 26(c) of the Act to approve the substitutions of shares of certain registered management investment companies with shares of certain other registered management investment companies ("Substitutions").

On July 15, 2019, a notice of the filing of the application was issued (Investment Company Act Release No. 33554). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the substitutions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly, in the matter of ReliaStar Life Insurance Company of New York, et al. (File No. 812-14856),

IT IS ORDERED, under section 26(c) of the Act, that the proposed Substitutions are approved, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Jill M. Peterson
Assistant Secretary